Exhibit 15

December 20, 2021

The Board of Directors

Nomura Holdings, Inc.

We are aware of the incorporation by reference in this Registration Statement (Form F-3) and related Prospectus of Nomura Holdings, Inc. for the registration of senior debt securities of our report dated December 17, 2021 relating to the unaudited consolidated balance sheet of Nomura Holdings, Inc. as of September 30, 2021, and the related unaudited consolidated statements of income, comprehensive income and changes in equity for the three-month and six-month periods ended September 30, 2021 and 2020, and the unaudited consolidated statements of cash flows for the six-month periods ended September 30, 2021 and 2020 that is included in its Form 6-K dated December 17, 2021.

/s/ Ernst & Young ShinNihon LLC